UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Amendment No. 2)*

THE SECURITIES EXCHANGE ACT OF 1934

New Mountain Guardian IV Income Fund, L.L.C.
(Name of Issuer)

Units of Limited Liability Company Interests
(Title of Class of Securities)

N/A
(CUSIP Number)

Paseo de la Castellana 189 1st and 2nd Floors Madrid Spain 28046 Attention: Javier Feliu Martin 93 887 25 25
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. N/A

1	Name of Reporting Persons Pensions Caixa 2, Fondo De Pensiones

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* WC (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Spain

Number of Units Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 16,200

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 16,200

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,200

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Units * ☐

13	Percent of Class Represented by Amount in Row (11) 0.1%

14	Type of Reporting Person OO

SCHEDULE 13D

  CUSIP No.   N/A

1	Name of Reporting Persons Pensions Caixa 30, Fondo De Pensiones

2	Check the Appropriate Box if a Member of a Group*
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds* WC (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Spain

Number of Units Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 979,800

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 979,800

11	Aggregate Amount Beneficially Owned by Each Reporting Person 979,800

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Units * ☐

13	Percent of Class Represented by Amount in Row (11) 3.3%

14	Type of Reporting Person OO

SCHEDULE 13D

CUSIP No. N/A

1	Name of Reporting Persons Vidacaixa, S.A.U. De Seguros Y Reaseguros

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* WC (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Spain

Number of Units Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,650,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,650,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,650,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Units * ☐

13	Percent of Class Represented by Amount in Row (11) 5.6%

14	Type of Reporting Person OO

Explanatory Note

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D relates to the units of limited liability company interests (the “Units”) of New Mountain Guardian IV Income Fund, L.L.C. (the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed on October 27, 2023, as amended by Amendment No. 1 filed on December 20, 2023 (as amended, the “Schedule 13D”). The principal executive office of the Issuer is 1633 Broadway, 48th Floor, New York, New York 10019. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated to include the amended and restated Annex A attached hereto, which is incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby amended and supplemented as follows:

On September 16, 2024, the Issuer delivered to each Reporting Person a capital drawdown notice, pursuant to which each of Pension Fund 2, Pension Fund 30 and Vidacaixa were obligated to make capital contributions to purchase 2,700, 163,300 and 109,000 Units respectively at $10 per unit for an aggregate purchase price of $27,000, $1,633,000 and $1,090,000 respectively. The purchase is expected to close on or about September 30, 2024. The source of funds for the purchases of such Units was working capital of each Reporting Person.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

The information set forth in Item 3 of the Schedule 13D is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Items 5(a)-(c) of this Schedule 13D is hereby amended and restated as follows:

The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a)-(b)  As of the date hereof, Pension Fund 2 directly holds 16,200 Units representing approximately 0.1% of the outstanding Units, Pension Fund 30 directly holds 979,800 Units representing approximately 3.3% of the outstanding Units and VidaCaixa directly holds 654,000 Units representing approximately 2.2% of the outstanding Units. The ownership percentages assume that there are 29,430,300 Units outstanding following the issuance of all capital drawdown notices to date, based on information provided by the Issuer. Vidacaixa as the investment manager to Pension Fund 2 and Pension Fund 30 may be deemed to be the beneficial owner of the securities reported herein. CaixaBank, S.A. as the parent to Vidacaixa may be deemed to be the beneficial owner of the securities reported herein. The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities is the beneficial owner of any securities covered by this Schedule 13D.

(c) Except as disclosed in this Schedule 13D, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other individual named in Item 2 has engaged in any transaction in any Units during the 60 calendar days preceding the date of this filing.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 18, 2024

PENSIONS CAIXA 2, FONDO DE PENSIONES
By:	VidaCaixa S.A.U. De Sequros Y Reaseguros, Investment Manager

By:	/s/ Eduardo Martínez de Aragón Remírez de Esparza
Name: Eduardo Martínez de Aragón Remírez de Esparza
Title: Deputy Investment Director

PENSIONS CAIXA 30, FONDO DE PENSIONES
By:	VidaCaixa S.A.U. De Sequros Y Reaseguros, Investment Manager

By:	/s/ Eduardo Martínez de Aragón Remírez de Esparza
Name: Eduardo Martínez de Aragón Remírez de Esparza
Title: Deputy Investment Director

VIDACAIXA, S.A.U. DE SEGUROS Y REASEGUROS

By:	/s/ Eduardo Martínez de Aragón Remírez de Esparza
Name: Eduardo Martínez de Aragón Remírez de Esparza
Title: Deputy Investment Director

ANNEX A

EXECUTIVE OFFICERS AND DIRECTORS OF VIDACAIXA, S.A.U. DE SEGUROS Y REASEGUROS

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Jordi Gual Solé, President and Director	President, Vidacaixa, S.A.U. De Seguros Y Reaseguros	Paseo de la Castellana 189 1st and 2nd Floors Madrid Spain 28046	Spain
Tomas Muniesa Arantegui, Vice President and Director	Vice President, Vidacaixa, S.A.U. De Seguros Y Reaseguros	Paseo de la Castellana 189 1st and 2nd Floors Madrid Spain 28046	Spain
Francisco Javier Valle T-Figueras, Executive Director	Director	Paseo de la Castellana 189 1st and 2nd Floors Madrid Spain 28046	Spain
Victor Manuel Allende Fernandez, Director	Director	Paseo de la Castellana 189 1st and 2nd Floors Madrid Spain 28046	Spain
Natividad Capella Pifarré ,Director	Director	Paseo de la Castellana 189 1st and 2nd Floors Madrid Spain 28046	Spain
Jordi Deulofeu Xicoira, Director	Director	Paseo de la Castellana 189 1st and 2nd Floors Madrid Spain 28046	Spain
M. Dolores Pescador Castrillo, Director	Director	Paseo de la Castellana 189 1st and 2nd Floors Madrid Spain 28046	Spain
M. Pilar Gonzalez de Frutos, Director	Director	Paseo de la Castellana 189 1st and 2nd Floors Madrid Spain 28046	Spain
Juan Manuel Negro Balbás, Director	Director	Paseo de la Castellana 189 e 1st and 2nd Floors Madrid Spain 28046	Spain
Francisco Garcia-Valdecasas Serra, Director	Director	Paseo dla Castellana 189 1st and 2nd Floors Madrid Spain 28046	Spain
Rafael Villaseca Marco, Director	Director	Paseo de la Castellana 189 1st and 2nd Floors Madrid Spain 28046	Spain
Jose Maria Leal Villalba, Director	Director	Paseo de la Castellana 189 1st and 2nd Floors Madrid Spain 28046	Spain
Esperanza del Hoyo López, Director	Director	Paseo de la Castellana 189 1st and 2nd Floors Madrid Spain 28046	Spain
Susana Trigo Cabral, Director	Director	Paseo de la Castellana 189 1st and 2nd Floors Madrid Spain 28046	Portugal
Oscar Figueres Fortuna, Director	Secretary non Director	Paseo de la Castellana 189 1st and 2nd Floors Madrid Spain 28046	Spain
Pablo Pernia Martin, Director	Vice Secretary non Director	Paseo de la Castellana 189 1st and 2nd Floors Madrid Spain 28046	Spain